

March 4, 2011

Mr. Carl R. Jonsson
Secretary and Director,
1710 -1177 West Hastings Street
Vancouver, B.C., Canada
V6 E21.

> **Re:**   **Caledonia Mining Corporation**
> **Form 20-F/A for the Fiscal Year ended December 31, 2009**
> **Filed October 1, 2010**
> **Response letter dated March 1, 2011**
> **File No. 000-13345**

Dear Mr. Jonnson,

We have reviewed your response letter and have the following comment. We ask that you provide us with additional information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year ended December 31, 2009

Information on the Company, page 10

Business Overview, page 11

Reserves – Blanket Mine

1.   We have read the response material you provided on March 1, 2011, including the disclosure you propose to include in an amendment to your annual report, clarifying that you have not prepared a current mineral reserve estimate for any date subsequent to December 31, 2006. You also indicate that you believe the effect of using the straight line method rather than the units-of-production method of calculating DD&A for 2009 is not material.

As previously explained, we believe that you need to include a current estimate of mineral reserves in your filing to comply with your reporting obligations under the Securities Exchange Act. We understand from our phone conference on February 28, 2011 that investors are not able to fully rely on the estimates that you will present in the roll-forward schedule due to your failure to calculate the effects of changes in factors utilized to compute your original estimate. If the disclosure and amendment you propose are intended as interim measures until you complete your reserve study then please expand that disclosure to clarify – it should be clear when you expect to amend the filing again to include your estimate of reserves as of December 31, 2009.

As for your analysis of the accounting implications, we believe that you need to address all years presented in the filing and any carry-over differences from earlier years. In the materials you submitted you describe your computation of the accounting effects under the units-of-production method as being "based on planned production tonnes." As the meaning of this statement is unclear, we would like you to explain how the factors utilized in your computation compare to actual production in each period; and since you do not have a current estimate of the reserve base for any of the years presented, we would like you to further explain the extent of support for your view on materiality.

It appears that any interim disclosure would need to address the uncertainties inherent in your accounting for DD&A – that your accounting results may differ from those that would have been reported under the units-of-production method – and advise readers that you will evaluate the accounting and determine whether there were material differences once you have an accurate estimates of your mineral reserves.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler Mining Engineer, at (202) 551-3718 if you have questions regarding the comments on your property disclosures. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief